Cane Clark LLP		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Chad Wiener+	Scott P. Doney~	Facsimile: 702-944-7100
Joe Laxague~		Email: cwiener@caneclark.com

July 20, 2006

UNITED STATES SECURITIES AND EXCHANGE
COMMISSION-Division of Corporation Finance
100 F. Street NE
Washington, D.C. 20549-7010

Attention: Donna Levy and Lilly Dang

Re:          Delta Oil & Gas Inc.
                Registration Statement on form 10-SB
Filed May 12, 2006
File No. 0-52001
Form 10-KSB for the fiscal year ended December 31, 2005
Filed April 17, 2006
File No. 333-82636
Form 10-QSB for the fiscal quarter ended March 31, 2006
Filed May 15, 2006
File No. 0-52001
____________________________________________________________________

We write on behalf of Delta Oil & Gas Inc. (“the Company”) in response to Staff’s letter of June 9, 2006 by Karl Hiller, Branch Chief of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10-SB, Form 10-KSB for the fiscal year ended December 31, 2005, and Form 10-QSB for the fiscal quarter ended March 31, 2006 (the “Comment Letter”). On behalf of the Company, we have attached to this response letter as an exhibit the revisions proposed to be included in the Amended Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 when all comments have been satisfied in your review process. Responses to the remainder of those comments not addressed in this correspondence will be provided in subsequent correspondence.

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis

Forward-Looking Statements, page 17

4.     We note that you disclose that your historical results and trends should not be taken as indicative of future operations. Given this statement, further disclosure will be necessary to identify and discuss the material events, trends and uncertainties known to management that would cause your reported financial information not to be necessarily indicative of future operating results or financial condition in order to comply with the guidance in Item 303(b) of Regulation S-B and FRC Section 501.12.b.3.

In response to this comment, the Company expanded its disclosure to identify and discuss the material events, trends, and uncertainties which would cause the reported financial information to not be indicative of future operations.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

5.    Please advise your current auditors, Telford Sadovnick, P.L.L.C., that the introductory, scope and opinion paragraphs of their audit report should be consistent when indicating whether reliance has been placed on the work of the other auditors. Your auditors may refer to the guidance in AU Sections 543.06 through 543.09 for further clarification.

In response to this comment, the Company has submitted a revised Report of Independent Registered Public Accounting Firm furnished to the Company by Telford Sadovnick P.L.L.C.

6.             Since parts of your financial statements were audited by your prior auditors and your current auditors have placed reliance on the work of your prior auditors and made reference to that effect in their report, it will be necessary to include the audit report of your prior auditors in your filing to comply with Rule 2-05 of Regulation SA, provided that you are able to obtain their permission. If you include the audit report of your prior auditors in your filing, confirm for us that you have obtained permission and a reissuance of the report from your prior auditors. If you are unable to obtain permission and reissuance, other arrangements will need to be made; please advise us of any difficulties you have in this regard. Your prior auditors can refer to AU Sections 508.70 through 508.73 for further guidance on report reissuance.

In response to this comment, the Company will include the added audit report of its prior auditors in the proposed Amended Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005. The Company discloses and confirms on a supplemental basis that it recevied the permission of the prior auditor for the reissuance of the report.

Consolidated Statements of Operations, page F-3

7.             We note that you report stock based compensation as a separate line item in your statements of operations, which is inconsistent with the guidance in SAB Topic 14:F. Such expenses should ordinarily be reported in the same line items that are utilized to report other forms of compensation.

In response to this comment, the Company included the stock based compensation in the general and administration line item in the consolidated statements of operations.

Consolidated Statements of Cash flows, page F-4

8.            Please revise your consolidated statements of cash flows as follows:

(a)
Remove the subtotals in the operating section since these represent non-GAAP measures which are not permitted to be presented on the face of the financial statements under Item 10(h)(I)(ii)(C) of Regulation S-B.

In response to this comment, the Company removed the subtotals in the operating section of the consolidated statements of cash flows.

(b)	Revise your description of the financing cash outflow that is reported as share subscriptions received to utilize a caption that is representationally faithful.

In response to this comment, the Company revised its description of the financing outflow that was reported as share subscriptions received as common stock activity so that the caption is representationally faithful.

(c)
Similarly, replace all captions in the financing section corresponding to balance sheet accounts, such as subscriptions receivable, due to related party, advances payable and promissory note payable, with descriptive captions reflecting the nature of the payments made or received, as would be required under paragraphs 18 through 20 of SFAS 95.

In response to this comment, the Company replaced all captions in the financing section corresponding to balance sheet accounts with descriptive captions that reflect the nature of the payments made or received.

Note 2- Significant Accounting Policies, page F-7

c) Natural Gas and Oil Properties, page F-8

9.    We note your disclosure under this heading, as well as in Critical Accounting Policies on page 20, explaining your application of the fall cost ceiling test. Please revise your disclosures to further explain how you are dealing with costs of properties not being amortized, and the lower of cost or estimated fair value of unproven properties included in costs being amortized, so that it is clear how your methodology compares to that required under Rule 4-10 (c)(4) of Regulation S-X.

In response to this comment, the Company added disclosure under this heading to further explain how it is dealing with costs of properties not being amortized.

d) Asset Retirement Obligations, page F-8

10.       We note your disclosure indicating that to date, insufficient information has been available for you to determine your asset retirement obligations (ARO), which primarily relate to the plugging and abandonment of your wells. We note that other companies similar to yours in the oil and gas industry have been able to estimate their well plugging and abandonment costs and record an ARO. Unless you are able to show why your particular circumstances make this an impossibility, you may need to record an ARO to comply with SFAS 143.

In response to this comment, the Company deleted the disclosure referenced in this comment. The Company discloses on a supplemental basis that its asset retirement obligations on producing properties are offset by its shares of salvage proceeds. The Company has not recorded a liability in the financial statements. As of December 31, 2005, there were no asset retirement obligations for unproven properties.

Supplemental Oi1 and Gas Disclosures, page F-20

11.      We note that your disclosures of reserves and the standardized measure of discounted future net cash flows on page F-21 do not agree with the corresponding disclosures on page 11. Please disclose why they differ or revise the presentation if they should not.

In response to this comment, the Company revised the disclosure referenced on page 11 so that it is consistent with the corresponding disclosures on Page F-21.

Controls and Procedures, page 23

12.       We note your statement that there have been no significant changes in your internal controls over financial reporting for the quarter ended December

    31, 2005. Please revise your statement to say, if true, that there have been no changes in your internal controls over financial reporting for the quarter. Please also make a corresponding change in your Form 10-QSB for the quarter ended March 31, 2006.

In response to this comment, the Company revised the statements referenced in this comment to say that there have been no changes in its internal controls over financial reporting during the quarter ended December 31, 2005.

Engineering Comments

Form 10-SB Filed May 12, 2006

Results of Operations for the Years Ended December 31, 2005 and 2004, page 18

15.     You state that you have retained consultants to prepare your reserve reports. Please disclose the name of the consultant in the filing and file a letter of consent from the consultant.

In response to this comment, the Company disclosed that Mark E. Andersen, P.E. was the consultant retained to prepare a reserve report estimated value of the remaining reserves in the Liberty Valance Well. The Company will filed a letter of consent from Mr. Andersen with the filing of the First Amendment to the Registration Statement on Form 10-SB.

16.       You state that you anticipate your revenues will significantly increase due to the discovery of natural gas with flow rates suitable for commercial production in the first well drilled on the Cache Slough Prospect. Please disclose the basis you have for making this claim. It should be clearly show how you determined the rates were suitable for commercial production.

In response to this comment, the Company disclosed that the basis for this claim was that the operator of the well elected to complete the well for commercial production based upon undisclosed test results. The Company is unable to quantify the anticipated increases in its revenue because the test results have not yet been disclosed. The Company currently generates minimal revenue and the addition of its proportionate share in this well found to have a natural gas flow rate suitable for commercial production provides a reasonable basis to support the Company’s claim.

Reported Reserves, page 22

17.      We note your tabular presenting indicating the present value of net cash flows from proved oil and gas reserves is greater than the undiscounted future net cash flows from proved oil and gas reserves. Given the unusual relationship depicted, further disclosure or revisions appear to be necessary.

In response to this comment, the Company revised the tabular presentation in the reported reserves section.

Productive Wells and Acreage, page 24

18.    The developed acreage should be the gross and net acres attributed to wells with proved. reserves. The amounts you have disclosed appear to be gross and net wells. Please revise your document as necessary.

In response to this comment, the Company revised the developed acreage disclosure in tabulator presentation to disclose the gross and net acres attributed to the well with proved reserves.

Drilling Activity, page 25

19.        The number of net dry and net productive wells drilled in each of the last three years should be calculated as the number of wells in each category multiplied by your working interest in each well. As it appears you have disclosed the number of gross wells drilled, it may be necessary for you to revise your document to comply with the requirements of paragraph 6 of Industry Guide 2.

In response to this comment, the Company revised its disclosure in the drilling activity tabular presentation to include the proper calculation of the number of net dry and net productive wells drilled in each of the last three years.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Business of Issuer, page 3

Liberty Valance Well, page 3

20.  You state that you acquired interest in "a production gas well styled the Liberty Valance RDI Gas Unit." Please modify your disclosure to explain what you mean by "styled."

In response to this comment, the Company replaced the term “styled” with “called” so that the disclosure is no longer confusing. The term “Liberty Valance RDI Gas Unit” describes how the Company refers to this particular well.

Cache Slough Prospect, page 5

21.     You state that you flow tested this well at rates suitable for commercial production but then state that you will announce the flow rates and reserves after the well has commenced commercial production. Given the significance of this information, you should revise your document to include the results of the flow test underlying your view, as indicated in the corresponding comment above.

In response to this comment, the Company discloses on a supplemental basis that it has not received from the operator the flow rates and reserves for this well. The Company acknowledges that this information is significant and intends to disclose this information when it is made available to the Company.

Reported Reserves, page 10

22.  Please tell us if you have disclosed reserves which are only net to your interest.

In response to this comment, the Company confirms that it has only disclosed reserves net to its interest.

Supplemental Oil and Gas Disclosures, page F-20

23.      Please disclose in each of your documents, as part of your reserve table, the amount of reserves classified as proved undeveloped reserves.

In response to this comment, the Company added disclosure as part of the reserve table which indicates that it has no proved undeveloped reserves.

24.      We note the large increase in reserves due to extensions and revisions. As required by paragraph 11 of SFAS 69, please disclose the reasons for the change in reserves. Provide us with the technical justification for these changes.

In response to this comment, the Company added disclosure explaining that the reason for the increase in the volume of estimated reserves is attributable to a change in the estimate of the decline rate of the well reserves.

If you have any questions regarding this comment letter, please feel free to contact me at 702-312-6255. Thank you.

Sincerely,

/s/ Chad Wiener
Chad Wiener, Esq.
CANE CLARK LLP